

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

David Phipps
Chief Executive Officer
Orbsat Corp.
18851 NE 29th Avenue, Suite 700
Aventura, FL 33180

> **Re: Orbsat Corp.**
> **Registration Statement on Form S-1**
> **Filed February 12, 2021**
> **File No. 333-253027**

Dear Mr. Phipps:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Ralph De Martino, Esq.